VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

November 26, 2019

Re: ERC Homebuilders 2, Inc. Offering Statement on Form 1-A (File No. 024-11019)

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, ERC Homebuilders 2, Inc. (the “Company”) respectfully requests that Offering Statement on Form 1-A (File No. 024-11019) filed on June 20, 2019, and subsequently amended, be withdrawn. The Company has determined not to pursue this offering at this time. The offering statement was not qualified, and no securities were sold in connection with the offering.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Gerald Ellenburg

Gerald Ellenburg

Chief Executive Officer

ERC Homebuilders 2, Inc.